Sandisk Corporation 951 Sandisk Drive Milpitas, California 95035-7933

March 16, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sandisk Corporation

Form 10-K for the Fiscal Year Ended June 27, 2025

File No. 001-42420

Attention: Chen Chen and Kathleen Collins,

This letter is in response to the letter, dated March 3, 2026 (the “Comment Letter”), from the staff of the Division of Corporation Finance (the “Staff”), Office of Technology, of the U.S. Securities and Exchange Commission (the “SEC”), to Mr. Luis F. Visoso, Executive Vice President and Chief Financial Officer of Sandisk Corporation (the “Company” and “we” or “our”), regarding the Company’s Form 10-K for the fiscal year ended June 27, 2025.

For the convenience of the Staff, we have repeated your comment in italics before our response. The Company respectfully submits the following information in response to the Comment Letter. All references to page numbers correspond to the pages in the above-referenced filing.

Form 10-K for the Fiscal Year Ended June 27, 2025

Notes to Consolidated Financial Statements

Note 9. Segment Reporting, page 82

1.	Please describe how you determined the significant segment expense categories required to be disclosed by ASC 280-10-50-26A. As part of your response, address the following:

•

Tell us which captions presented in the segment reporting note are significant expense categories and which are amounts of other segment items. If you present multiple captions that represent other segment items, please revise your disclosure to combine such captions into an amount of other segment items with an accompanying qualitative description of its composition. In this regard, you appear to report separate captions of gains and income. Refer to ASC 280-10-50-26A and 26B.

•

Tell us and disclose what expenses comprise the “Operating expenses” caption you report in the segment note. If the “Operating expenses” caption includes multiple expense captions from the consolidated statement of operations, please tell us why they are combined, whether the CODM is regularly provided with expense information on a more disaggregated basis than reported, and how you determined this was the level at which significant segment expenses were required to be disclosed.

Sandisk Corporation 951 Sandisk Drive Milpitas, California 95035-7933

•

Tell us what consideration you gave to using naming conventions for captions in the segment reporting note that would clearly distinguish them from other captions reported elsewhere in your filing. For example, we note you report amounts for “Costs of revenue” and “Operating expenses” in the segment reporting note that differ from amounts for those same line items or subtotals presented on the face of your consolidated statements of operations.

We respectfully acknowledge the Staff’s comment and advise that the Company’s chief operating decision maker (“CODM”) evaluates the performance of the Company and makes resource allocation decisions for its single reportable segment based upon the Company’s consolidated net income (loss). Considering the guidance contained in FASB ASC 280-10-50-26A, we note that our CODM regularly reviews financial information on a consolidated level in a manner that closely aligns with our Consolidated Statement of Operations and includes Revenue, Cost of revenue as reported on the Consolidated Statement of Operations (less Stock-based compensation), aggregated Operating expenses (Research and Development and Selling, general and administrative, as reported on the Consolidated Statement of Operations, less Stock-based compensation), Stock-based compensation, Goodwill impairment, Business separation costs, Employee termination and other, and Gain on business divestiture, and in past years, Amortization of acquired intangible assets, Strategic review costs, Recoveries of contamination related charges and Other, which are presented separately, operating income (loss), total interest and other income (expense), net, income tax, and net income (loss).

We have aggregated certain Operating expenses (Research and development and Selling, general and administrative, as reported on the Consolidated Statement of Operations, less Stock-based compensation) in Note 9. Segment Reporting, as it matches the level of aggregation at which these expenses are presented in the financial information that is regularly provided to our CODM. With respect to the naming of captions presented in Note 9. Segment Reporting, we used captions, including Cost of revenue and Operating expenses, that were intended to be both descriptive of the nature of the costs presented within those captions and familiar to the users of our financial information. We acknowledge that amounts presented for the Cost of revenue and Operating expenses captions in Note 9. Segment Reporting do not match the Cost of revenue and Total operating expenses caption amounts presented in our Consolidated Statements of Operations. We included footnote (1) to the table in Note 9 in an effort to explain the differences between the captions presented in Note 9 for the management view and used by our CODM, as compared to the captions presented in our Consolidated Statement of Operations.

We presented Stock-based compensation costs, Goodwill impairment, Business separation costs, Employee termination and other, and Gain on business divestiture (and in past years, Amortization of acquired intangible assets, Strategic review costs, Recoveries of contamination related charges and Other) separately in Note 9. Segment Reporting, as they are presented separately, at this level, in the financial information regularly reviewed by our CODM. In light of the comment, and to further highlight those costs that we believe represent significant segment expenses, in future periodic reports, the Company proposes to revise its presentation of segment financial information as outlined below. To provide further description of the exact nature of the costs, we propose to rename the captions “Cost of revenue” and “Operating expenses” presented in Note 9. Segment Reporting as “Segment cost of revenue” and “Segment operating expenses.” Additionally, rather than providing an explanatory footnote for those captions, we propose to include an explanatory paragraph preceding the segment financial information that qualitatively describes the amounts included in those two significant segment expense categories. Further, we will aggregate the expenses excluded from Segment cost of revenue and Segment operating expenses as Other segment items and provide an accompanying qualitative description of the composition of Other segment items as well.

Sandisk Corporation 951 Sandisk Drive Milpitas, California 95035-7933

An example of this proposed disclosure is depicted below:

The following table presents the revenue, segment costs of revenue, segment operating expenses, and other segment items that are reflected in operating income (loss) of the Company’s reportable operating segment under its internal management reporting system, along with a reconciliation to consolidated net income (loss). This presentation aligns with how the CODM reviews financial information, using both operating income (loss) and net income (loss) to evaluate performance and allocate resources.

In the financial information presented below, Segment cost of revenue consists of Cost of revenue, as reported in the Company’s Consolidated Statement of Operations, less stock-based compensation costs included in that caption. Segment operating expenses consists of Research and development and Selling general and administrative expenses, as reported in the Company’s Consolidated Statement of Operations, less stock-based compensation costs included in those captions. Other segment items includes those operating expenses not included in either Segment cost of revenue or Segment operating expenses: Stock-based compensation costs, Goodwill impairment, Business separation costs, Employee termination and other, Gain on business divestiture; and in past years, Amortization of acquired intangible assets, Strategic review costs, Recoveries of contamination related charges and Other.

		Year Ended
	June 27, 2025	June 28, 2024	June 30, 2023
		(in millions)
Revenue	$7,355	$6,663	$6,086

Segment cost of revenue	(5,127)	(5,607)	(5,637)

Segment operating expenses	(1,539)	(1,365)	(1,425)

Other segment items	(2,066)	(157)	(1,058)

Operating loss	(1,377)	(466)	(2,034)

Total interest and other income (expense), net	(102)	(35)	33

Income tax expense	(162)	(169)	(141)

Net loss	(1,641)	(670)	(2,142)

We appreciate your consideration of our responses herein. If you have any further comments or questions regarding this letter, please contact me at lv@sandisk.com

Sincerely,

/s/ Luis F. Visoso

Luis F. Visoso
Executive Vice President and Chief Financial Officer

Cc:	Mr. Charles Lynch, KPMG LLP
Ms. Shelly Heyduk, O’Melveny & Myers LLP